AMSTEEL CORPORATION BERHAD (20667-M)
A Member of The Lion Group

21 November 2005

RECEIVED DEC 12 2005 MAIL PROCESSING SECTION WASH. D.C. 209

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

05013255

SUPPL

Dear Sirs

Re : Exemption No. 82-3318
Issuer : Amsteel Corporation Berhad

We enclose herewith the following documents for filing pursuant to exemption No. 82-3318 granted to Amsteel Corporation Berhad under rule 12g3-2(b) of the Securities Exchange Act of 1934:

1) General Announcement dated 17 November 2005, Re: Proposed disposal of a piece of freehold land by Lion Plaza Sdn Bhd, a wholly-owned subsidiary of Akurjaya Sdn Bhd, which is in turn wholly-owned by Amsteel Corporation Berhad to Public Mutual Berhad or its nominees for a total cash consideration of RM58.997 million;

2) General Announcement dated 17 November 2005, Re: Amsteel Corporation Berhad - Proposed Executive Share Option Scheme of up to 15% of the issued and paid-up share capital of the Company.

Please contact the undersigned if you have any query.

PROCESSED
DEC 14 2005
THOMSON FINANCIAL

Yours faithfully
AMSTEEL CORPORATION BERHAD

WONG PHOOI LIN
Secretary

c.c. Ms Andres Estay - The Bank of New York
ADR Department
101 Barclay St., 22nd Floor
New York
NY 10286

dlw 12/13

Level 46, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur, Malaysia.
Tel: (603) 21622155, 21613166 Telefax: (603) 21623448

General Announcement
Reference No OS-051117-64277

Submitting Merchant Bank : OSK SECURITIES BERHAD
Company Name : AMSTEEL CORPORATION BERHAD
Stock Name : AMSTEEL
Date Announced : 17/11/2005

Type : **Announcement**
Subject : **PROPOSED DISPOSAL OF A PIECE OF FREEHOLD LAND BY LION PLAZA SDN BHD, A WHOLLY-OWNED SUBSIDIARY OF AKURJAYA SDN BHD, WHICH IS IN TURN WHOLLY-OWNED BY AMSTEEL CORPORATION BERHAD TO PUBLIC MUTUAL BERHAD OR ITS NOMINEES FOR A TOTAL CASH CONSIDERATION OF RM58.997 MILLION**

Contents :

We refer to the announcements dated 20 October 2005 and 10 November 2005 made by Amsteel Corporation Berhad ("Amsteel" or the "Company") in relation to the proposed disposal by Lion Plaza Sdn Bhd ("Lion Plaza" or the "Vendor"), a wholly-owned subsidiary of Akurjaya Sdn Bhd, which is in turn wholly-owned by Amsteel, of a piece of freehold land held under Geran 652, Lot 59, Seksyen 57, Bandar dan Daerah Kuala Lumpur, Negeri Wilayah Persekutuan measuring approximately 6,540.518 square meters (approximately 1.616 acres or 70,402 sq foot) ("the Land") to Public Mutual Berhad or its nominees ("Purchaser") for a total cash consideration of RM58.997 million ("Proposed Disposal"). Further on 10 November 2005, the Board of Directors of Amsteel ("Board") had also announced that at the Purchaser's request, the date for the execution of the formal sale and purchase agreement had been extended to 17 November 2005.

OSK Securities Berhad ("OSK"), on behalf of the Board, wishes to announce that Lion Plaza had on 17 November 2005 entered into a conditional sale and purchase agreement ("SPA") with the Purchaser for the Proposed Disposal. All salient terms and conditions of the letter of offer ("LO") which had been announced on 20 October 2005, have been incorporated into the SPA.

The Land which was acquired by Lion Plaza prior to 1974 for an initial cost of investment of RM270,000 shall be disposed of free from encumbrances but subject to all the existing conditions of the title and category of land use, express or implied upon, relating to or affecting the Land and upon the terms and conditions appearing in the SPA. Kindly refer to the announcement dated 20 October 2005 for further details on the Proposed Disposal.

The LO, SPA and Valuation Report in relation to the Proposed Disposal will be made available for inspection during normal office hours of the Company on any weekday (except public holidays) at the registered address of the Company at Level 46, Menara Citibank, 165, Jalan Ampang, 50450, Kuala Lumpur for a period of three (3) months from the date of this announcement.

Unless otherwise stated, defined terms used in this Announcement shall carry the same meaning as defined in the previous announcement.

OSK SECURITIES BERHAD (14152-V)
(formerly known as O.S.K. Securities Berhad)

This announcement is date 17 November 2005.

19TH FLOOR/RECEPTION
NAME
DATE 18/11/05.

Form Version 2.0

General Announcement

Reference No MM-051117-60898

Submitting Merchant Bank (if applicable)	:	**AmMerchant Bank Berhad**
Submitting Secretarial Firm Name (if applicable)	:	**Not Applicable**
* Company name	:	**Amsteel Corporation Berhad**
* Stock name	:	**AMSTEEL**
* Stock code	:	**2712**
* Contact person	:	**Goh Lee Sean/ Choo Wai Yin**
* Designation	:	**Associate Director/ Executive**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

AMSTEEL CORPORATION BERHAD ("AMSTEEL" OR "COMPANY")

- PROPOSED EXECUTIVE SHARE OPTION SCHEME OF UP TO 15% OF THE ISSUED AND PAID-UP SHARE CAPITAL OF THE COMPANY

* **Contents :-**

This announcement is dated 17 November 2005.

1. INTRODUCTION

On behalf of the Board of Directors of Amsteel (**"Board"**), AmMerchant Bank Berhad (a member of the AmInvestment Group) (**"AmMerchant Bank"**) wishes to announce that Amsteel proposes to implement an executive share option scheme (**"ESOS"**) of up to 15% of the issued and paid-up share capital of the Company for the executive Directors and executive employees of Amsteel and its subsidiary companies (**"Amsteel Group"** or **"Group"**) who meet the criteria of eligibility for participation in the ESOS (**"Eligible Executives"**) to be set out in the ESOS bylaws containing the terms and conditions of the ESOS (**"Proposed ESOS"**).

The Company's existing ESOS will expire on 7 February 2006. The Company intends to implement the Proposed ESOS upon the expiry of its existing ESOS (**"Existing ESOS"**) subject to the relevant approvals being obtained.

2. DETAILS OF THE PROPOSED ESOS

The Proposed ESOS will involve the granting of options to the Eligible Executives in accordance with the ESOS bylaws of the Company whereupon such options granted shall entitle the Eligible Executives to subscribe for new ordinary shares of RM1.00 each in the Company (**"Shares"**) at a specified price (**"Options"**).

The salient terms of the Proposed ESOS, which are to be set out in the ESOS bylaws, are as follows:-

2.1 Duration of the Proposed ESOS

The Proposed ESOS shall be in force for a period of five (5) years and renewable for up to a further five (5) years.

AmInvestment Group Berhad
(Company No. 657?06-X)
Corporate Finance Dept.
21st Floor, Bangunan AmBank Group
55, Jalan Raja Chulan,
50200 Kuala Lumpur.

2.2 Total Number of Shares Available under the Proposed ESOS

The aggregate number of Options exercised and Options offered and to be offered under the Proposed ESOS shall not exceed fifteen per centum (15%) of the issued and paid-up ordinary share capital of the Company at any one time during the duration of the Proposed ESOS.

2.3 Criteria for Eligibility

Persons who fulfill the following conditions shall be eligible to participate in the Proposed ESOS:-

2.3.1 Executive Employees

(a) Must be at least eighteen (18) years of age on the date on which an offer is made by the Option Committee (**"Date of Offer"**);

(b) Must have been confirmed as an executive and must have served the Lion group of companies (**"Lion Group"**) on a continuous full time basis for a period of not less than six (6) months on the Date of Offer and is on the payroll of any company in the Amsteel Group;

(c) (i) Where an Executive Employee is employed by a company which is not within the Lion Group and which is acquired by the Amsteel Group during the duration of the Proposed ESOS and becomes a subsidiary of the Company upon such acquisition, he must have completed a continuous service period of at least six (6) months in the Amsteel Group following the date such company becomes or is deemed to be a subsidiary; or

(*ii*) Where an Executive Employee, whether a Malaysian citizen or not, who on the Date of Offer is serving under a contract of employment for a continuous term of not less than one (1) year (inclusive of the original contract and any extensions).

2.3.2 Executive Directors

An Executive Director of a company within the Amsteel Group who has held office for at least six (6) months in the Amsteel Group, whose entitlement under the Proposed ESOS has been approved by the shareholders of the Company in general meeting, and who is not prohibited or disallowed by the relevant authorities from participating in the Proposed ESOS

provided always that the selection of any Eligible Executive for participation in the Proposed ESOS shall be at the discretion of the Option Committee and the decision of the Option Committee shall be final and binding.

2.4 Subscription Price

The subscription price of each Share comprised in any Option shall be the higher of the following:-

(a) The weighted average market price of the Amsteel Shares for the five (5) market days immediately preceding the Date of Offer on which the Amsteel Shares were traded, with a discount of not more than ten per centum (10%); or

(b) The par value of the Amsteel Shares.

AmInvestment Group Berhad
(Company No. 657600-X)
Corporate Finance Dept.
21st Floor, Bangunan AmBank Group
55, Jalan Raja Chulan,
50200 Kuala Lumpur.

2.5 Rights Attaching to Shares

The new Shares to be allotted upon the exercise of any Options will, upon allotment and issue, rank pari passu in all respects with the existing issued and paid-up Shares in the Company, except that the new Shares will not be entitled to any dividends, rights, allotments or other distributions, the entitlement date of which is prior to the date on which these new Shares are credited into the individual/ nominee's securities account maintained with Bursa Depository Sdn Bhd of the eligible executives who has accepted an offer made by the Option Committee. The new Shares will be subject to all the provisions of the Memorandum and Articles of Association of the Company.

2.6 Listing of Shares

The Company will make an application to Bursa Malaysia Securities Berhad (**"Bursa Securities"**) for the listing of and quotation for the new Shares to be issued upon the exercise of the Options.

3. RATIONALE FOR THE PROPOSED ESOS

The implementation of the Proposed ESOS primarily serves to align the interests of Eligible Executives to the corporate goals of the Amsteel Group. This may be achieved through the following:-

(a) Motivating Eligible Executives towards better performance through greater loyalty and productivity;

(b) Inculcating a greater sense of belonging and dedication since Eligible Executives are given the opportunity to participate directly in the equity of the Company;

(c) Encouraging Eligible Executives to remain with the Group thus ensuring that the loss of key personnel is minimal;

(d) Rewarding Eligible Executives by allowing them to participate in the Company's profitability and eventually realise capital gains arising from any appreciation in the value of the Company's Shares; and

(e) Recognising the contribution of Eligible Executives whose services are valued and considered vital to the operations and continued growth of the Group.

4. EFFECTS OF THE PROPOSED ESOS

As at 15 November 2005, the Company had 169,000 outstanding ESOS options granted pursuant to the Existing ESOS (**"Outstanding ESOS"**). For the purpose of illustration, it is assumed that the Outstanding ESOS will not be exercised, as the share price of Amsteel is RM0.115 as at 15 November 2005, below the minimum subscription price of the Outstanding ESOS.

4.1 Issued and Paid-Up Share Capital

The Proposed ESOS will not have an immediate effect on the existing issued and paid-up share capital of the Company. However, the issued and paid-up share capital of the Company will increase progressively depending on the number of Options exercised and hence, the number of new Shares issued pursuant thereto.

The effects of the Proposed ESOS on the issued and paid-up share capital of the Company are set out in Table 1.

AmInvestment Group Berhad
(Company No. 657000-X)
Corporate Finance Dept.
21st Floor, Bangunan AmBank Group
55, Jalan Raja Chulan,
50200 Kuala Lumpur.

4.2 **Substantial Shareholders' Shareholdings**

The Proposed ESOS will not have any immediate effect on the substantial shareholders' shareholdings in the Company until such time when the Options are exercised.

The effects of the Proposed ESOS on the substantial shareholders' shareholdings in the Company, based on the Register of Substantial Shareholders as at 15 November 2005, are set out in Table 2.

4.3 **Net Tangible Assets ("NTA")**

The Proposed ESOS will not have any immediate effect on the NTA of the Amsteel Group. The effect on the NTA will depend on the number of Options granted at any point in time as well as the subscription price of the Options.

In addition, with the adoption of the new Financial Reporting Standards No. 2 "Share Based Payment" effective 1 January 2006, the cost relating to the Options will need to be measured and recognised in the income statement.

The pro-forma effects of the Proposed ESOS on the NTA per Share of the Amsteel Group based on the unaudited consolidated balance sheet of Amsteel as at 30 September 2005 are set out in Table 3.

4.4 **Earnings**

The Proposed ESOS will not have any immediate effect on the earnings per Share ("EPS") of the Amsteel Group for the financial year ending 30 June 2006. Any potential effect on the EPS of the Amsteel Group would depend on the number of new Shares issued, the subscription price payable upon the exercise of the Options, the utilisation of the proceeds raised from the Options exercised and also the cost relating to the Options as explained in Section 4.3 above.

4.5 **Dividend**

The Proposed ESOS is not expected to have any material effect on the policy of the Company in recommending dividends to its shareholders.

5. **CONDITIONS OF THE PROPOSED ESOS**

The Proposed ESOS is subject to the following approvals:-

(a) Bursa Securities for the listing of and quotation for the new Shares to be issued pursuant to the exercise of the Options under the Proposed ESOS;

(b) The shareholders of the Company at an extraordinary general meeting ("EGM") to be convened; and

(c) Any other relevant authorities.

AmInvestment Group Berhad
(Company No. 657000-X)
Corporate Finance Dept.
21st Floor, Bangunan AmBank Group
55, Jalan Raja Chulan,
50200 Kuala Lumpur.

6. DIRECTORS' AND SUBSTANTIAL SHAREHOLDERS' INTERESTS

Y. Bhg Jen (B) Tan Sri Dato' Zain Mahmud Hashim, the Chairman of the Company and Mr Ong Kek Seng, the Managing Director of the Company (collectively referred to as "Interested Directors"), are deemed interested in the Proposed ESOS by virtue of their entitlement to participate in the Proposed ESOS.

The Interested Directors have abstained and will continue to abstain from all deliberations and voting in respect of their entitlements under the Proposed ESOS at Board meetings. As at 15 November 2005, Y. Bhg Jen (B) Tan Sri Dato' Zain Mahmud Hashim has an indirect interest in the Shares of the Company to the extent of 35,000 Shares by virtue of 35,000 options granted to him pursuant to the Existing ESOS while Mr Ong Kek Seng does not have any direct or indirect shareholdings in the Company.

The Interested Directors will also ensure that persons connected with them who have interest in the Shares in the Company will abstain from voting on the shareholders' resolutions pertaining to the Proposed ESOS and their entitlements under the Proposed ESOS.

Save as disclosed above, none of the Directors or substantial shareholders of the Company or persons connected with them has any interest, direct or indirect, in the Proposed ESOS.

7. ADVISER

AmMerchant Bank has been appointed to act as Adviser to the Company for the Proposed ESOS.

<u>Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:</u>

TABLES_ESOS.doc

AmInvestment Group Berhad
(Company No. 67000-X)
Corporate Finance Dept.
21st Floor, Bangunan AmBank Group
55, Jalan Raja Chulan,
50200 Kuala Lumpur.

TABLES

TABLE 1 – ISSUED AND PAID-UP SHARE CAPITAL

	No. of Shares ('000)	Total (RM'000)
Issued and paid-up share capital as at 15.11.2005	1,331,175	1,331,175
To be issued pursuant to the full exercise of the Options to be granted under the Proposed ESOS [a]	199,676	199,676
Enlarged issued and paid-up share capital	1,530,851	1,530,851

Note:-

a *Assuming that the number of Options to be granted is based on 15% of the enlarged issued and paid-up share capital of the Company.*

TABLE 2 – SUBSTANTIAL SHAREHOLDERS' SHAREHOLDINGS

Substantial Shareholders	As at 15.11.2005				After Full Exercise of Options under Proposed ESOS			
	Direct		Indirect		Direct		Indirect	
	No of Shares	%	No of Shares	%	No of Shares	%	No of Shares	%
Tan Sri William H.J. Cheng	-	-	629,041,722	47.25	-	-	629,041,722	41.09
Datuk Cheng Yong Kim	87,000	0.01	595,029,117	44.70	87,000	0.01	595,029,117	38.87
Lion Realty Pte Ltd	-	-	594,689,917	44.67	-	-	594,689,917	38.85
Lion Development (Penang) Sdn Bhd	-	-	594,689,917	44.67	-	-	594,689,917	38.85
Horizon Towers Sdn Bhd	-	-	594,689,917	44.67	-	-	594,689,917	38.85
Lion Corporation Berhad	508,151,444	38.17	86,538,473	6.50	508,151,444	33.19	86,538,473	5.65
Lion Industries Corporation Berhad	38,781,283	2.91	555,908,634	41.76	38,781,283	2.53	555,908,634	36.31
Amsteel Mills Sdn Bhd	19,211,931	1.44	575,477,986	43.23	19,211,931	1.25	575,477,986	37.59
LLB Steel Industries Sdn Bhd	-	-	594,689,917	44.67	-	-	594,689,917	38.85
Steelcorp Sdn Bhd	-	-	594,689,917	44.67	-	-	594,689,917	38.85
Lion Diversified Holdings Berhad	3,318,501	0.25	591,371,416	44.42	3,318,501	0.22	591,371,416	38.63
LDH (S) Pte Ltd	-	-	594,689,917	44.67	-	-	594,689,917	38.85

AmInvestment Group Berhad
(Company No. 657000-X)
Corporate Finance Dept.
21st Floor, Bangunan AmBank Group
55, Jalan Raja Chulan,
50200 Kuala Lumpur.

TABLE 3 – NTA

	Unaudited as at 30.09.2005 RM'000	[a] After Full Exercise of Options under Proposed ESOS RM'000
Share capital	1,331,175	1,530,851
Share premium	230,188	230,188
Other reserves	(1,329,677)	(1,329,677)
Shareholders' funds	231,686	431,362
Less: Intangibles	(51,799)	(51,799)
NTA	179,887	379,563
NTA per Share (RM)	0.14	0.25

Note :-

a *Assuming that all the Options are granted at a subscription price of RM1.00. The weighted average market price of the Shares for the five (5) market days on which the Shares were traded up to 15 November 2005 is RM0.12.*

AmInvestment Group Berhad
(Company No. 657000-X)
Corporate Finance Dept.
21st Floor, Bangunan AmBank Group
55, Jalan Raja Chulan,
50200 Kuala Lumpur.